UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2020

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ 02.558.157/0001-62 – NIRE 35.3.0015881-4

MATERIAL FACT

Telefônica Brasil S.A. ("Company"), in compliance with and for the purposes of CVM Instruction No. 358/2002, as amended (“ICVM 358”), and subsequently to the Material Facts disclosed on March 10th, 2020 and July 18th, 2020, hereby informs the shareholders and the market in general that, at a Meeting held on the date hereof, the Company’s Board of Directors has approved the extension and revision of the binding offer for the acquisition of Oi Group’s mobile business, jointly with TIM S.A. (“TIM”) and Claro S.A. (“Claro”), jointly the “Bidders” and the presentation of a new offer, in the amount of R$ 16,500,000,000.00. Such joint proposal, additionally, considers the possibility of signing long term contracts for the use of Oi Group’s infrastructure.

The revised binding offer has been submitted by the aforementioned parties, highlighting that it is subject to certain conditions, especially with regards to their selection as “stalking horse” (“first bidder”), which shall guarantee to them the right to make a higher bid than the best offer among the other offers presented (“right to top”) in the competitive process of sale of Grupo Oi’s mobile business.

The presentation of a revised binding offer restates the interest of the Company in the acquisition of Oi Group’s mobile business, as well as foment the continuity of the development of the mobile telephony in the country, considering its broad experience in the telecommunication sector and wide knowledge of the Brazilian market.

As operators with reputable financial consistency, and with presence and record of intense long-term investments in Brazil, the Company is certain that the joint offer of the Bidders, if accepted and deemed winner, shall benefit its shareholders by means of growth acceleration and efficiency generation, its clients by means of an enhanced experience of use and quality of the services rendered, and the whole telecommunication sector by means of strengthened investment capacity, technological innovation and competitiveness and, therefore, promotes and is aligned with the regulation that aims to build and consolidate a strong and efficient mobile service in the country.

The Company considers that the offer also addresses Oi Group’s financial needs, as is widely known by the market in general, so that it is able to implement its strategic plan and serve its creditors, pursuant to the Judicial Reorganization Plan.

The Company shall keep its shareholders and the market in general duly informed of the progress of the process related to the new offer presented, pursuant to ICVM 358 and the applicable legislation.

São Paulo, July 27th, 2020.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Tel: +55 11 3430-3687

Email: ir.br@telefonica.com

Information available at: www.telefonica.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	July 27, 2020	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director